UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 9)*



                           Travis Boats & Motors, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    894363100
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                                 (CUSIP Number)

                                December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 894363100
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(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                       Ronald Juvonen
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(2)  Check the Appropriate  Box if a Member of a Group (See Instructions)

        (a)                  (b)
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(3)  SEC Use Only

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(4)  Citizenship or Place of Organization:  United States

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Number of Shares Beneficially Owned by
  Each Reporting Person                 (5)  Sole Voting Power:          *
                                             -----------------------------------
                                        (6)  Shared Voting Power:        *
                                             -----------------------------------
                                        (7)  Sole Dispositive Power:     *
                                             -----------------------------------
                                        (8)  Shared Dispositive Power:   *
                                             -----------------------------------
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(9)   Aggregate Amount Beneficially Owned by Each Reporting Person:
      586,100*
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
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(11)  Percent of Class Represented by Amount in Row (9):     13.5%*

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(12)  Type of Reporting Person (See Instructions):  IA, IN

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* The shares of the common stock, par value $.01 per share (the "Common Stock"), are held by Downtown Associates I, L.P., Downtown Associates II, L.P. and Downtown Associates III, L.P. (collectively referred to as the "Downtown Funds"), respectively, and Ronald Juvonen individually. The general partner of the Downtown Funds is Downtown Associates, L.L.C. (the "General Partner"). Ronald Juvonen, as the Managing Member of the General Partner, has sole power to vote and direct the disposition of all shares of the Common Stock held by the Downtown Funds. For the purposes of Reg.
     Section 240.13d-3, Ronald Juvonen is deemed to beneficially own 586,100 shares, or 13.5% of the Common Stock.

Item 1(a).  Name Of Issuer:  Travis Boats & Motors, Inc.

Item 1(b).  Address of Issuer's Principal  Executive Offices:
            12116 Jekel Circle, Suite 102, Austin, Texas  78727


Item 2(a).  Name of Person Filing:  Ronald Juvonen*

Item 2(b).  Address of Principal  Business  Office or, if None,  Residence:  c/o
            Downtown  Associates,  L.L.C.,   674  Unionville  Road,   Suite 105,
            Kennett Square, PA  19348

Item 2(c).  Citizenship:  United States

Item 2(d).  Title of Class of Securities: Common Stock, par value $.01 per share

Item 2(e).  CUSIP No.:  894363100


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership

         (a)  Amount Beneficially Owned (as of December 31, 2002):    586,100*

         (b)  Percent of Class (as of December 31, 2002):      13.5%*

         (c)  Number of Shares as to which such person has:

              (i)  sole power to vote or to direct the vote                 *

             (ii)  shared power to vote or to direct the vote               *

            (iii)  sole power to dispose or to direct the disposition of    *

             (iv)  shared power to dispose or to direct the disposition of  *



* The shares of the common stock, par value $.01 per share (the "Common Stock"), are held by Downtown Associates I, L.P., Downtown Associates II, L.P. and Downtown Associates III, L.P. (collectively referred to as the "Downtown Funds"), respectively, and Ronald Juvonen individually. The general partner of the Downtown Funds is Downtown Associates, L.L.C. (the "General Partner"). Ronald Juvonen, as the Managing Member of the General Partner, has sole power to vote and direct the disposition of all shares of the Common Stock held by the Downtown Funds. For the purposes of Reg.
     Section 240.13d-3, Ronald Juvonen is deemed to beneficially own 586,100 shares, or 13.5% of the Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           February 14, 2003



                                           /s/Ronald Juvonen
                                           -------------------------------------
                                           Ronald  Juvonen,   individually   and
                                           in  his  capacity  as   the  Managing
                                           Member of Downtown Associates, L.L.C.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)